UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

KINETIK HOLDINGS INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

02215L209

(CUSIP Number)

Ben C. Rodgers

One Post Oak Central

2000 Post Oak Boulevard, Suite 100

Houston, Texas 77056-4400

(713) 296-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Troy L. Harder

Bracewell LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

August 17, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 02215L209

1.	Names of Reporting Persons: APA Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 18,785,587 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 18,785,587 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,785,587 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 46.0% (2)
14.	Type of Reporting Person (See Instructions): CO

(1)

The aggregate number of shares of Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Kinetik Holdings Inc. (the “Issuer”), that may be deemed beneficially owned by APA Corporation, a Delaware corporation (“APA Corporation”), is comprised of the following: (i) 18,467,373 shares of Class A Common Stock and (ii) 318,214 shares of Class A Common Stock issuable upon exercise of warrants (the “Warrants”) beneficially owned by APA Corporation.

(2)

Based on 40,868,769 shares of Class A Common Stock, consisting of: (i) 40,550,555 shares of Class A Common Stock outstanding as of July 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 and (ii) 318,214 shares of Class A Common Stock issuable upon exercise of the Warrants beneficially owned by APA Corporation.

CUSIP No. 02215L209

1.	Names of Reporting Persons: Apache Midstream LLC(1)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 18,785,587 (2)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 18,785,587 (2)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,785,587 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 46.0% (3)
14.	Type of Reporting Person (See Instructions): OO

(1)

Apache Midstream LLC, a Delaware limited liability company (“Apache Midstream” and, together with APA Corporation, the “Reporting Persons”), is a wholly owned subsidiary of APA Corporation, and APA Corporation controls Apache Midstream.

(2)

The aggregate number of shares of Class A Common Stock that may be deemed beneficially owned by Apache Midstream is comprised of the following: (i) 18,467,373 shares of Class A Common Stock and (ii) 318,214 shares of Class A Common Stock issuable upon exercise of the Warrants beneficially owned by Apache Midstream.

(3)

Based on 40,868,769 shares of Class A Common Stock, consisting of: (i) 40,550,555 shares of Class A Common Stock outstanding as of July 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 and (ii) 318,214 shares of Class A Common Stock issuable upon exercise of the Warrants beneficially owned by Apache Midstream.

CUSIP No. 02215L209

Explanatory Note

This Amendment No. 4 to Schedule 13D amends and supplements the information set forth in Schedule 13D filed by Apache Corporation and Apache Midstream with the United States Securities and Exchange Commission (the “SEC”) on December 10, 2018 and subsequently amended by Amendment No. 1 filed on March 11, 2019, Amendment No. 2 filed on November 10, 2021, and Amendment No. 3 filed on March 15, 2022 (as so amended, the “Schedule 13D”).

Except as set forth herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

DRIP Agreement

On February 22, 2022, in connection with Closing, APA Corporation, Apache Midstream, and the other parties thereto entered into a Dividend and Distribution Reinvestment Agreement (the “DRIP Agreement”) pursuant to which such parties agreed that, with respect to Common Units and shares of Class A Common Stock held by such person immediately following the Transactions, at least 20% of all distributions or dividends received shall be reinvested in shares of Class A Common Stock (the “Mandatory DRIP”). This Mandatory DRIP shall apply (i) between Closing and the earliest of (a) March 31, 2024, (b) the date dividends and distributions are paid for the quarter ending December 31, 2023, and (c) such other date determined by the audit committee of the Board (the “End Date”) and (ii) shall also apply to any shares of Class A Common Stock issued pursuant to the redemption or exchange of such Common Units then held by such person. The audit committee of the Board shall have the authority to increase the percentage of the mandatory dividend reinvestment to up to 100%. All shares of Class A Common Stock issued in connection with the Mandatory DRIP will be issued at a 3% discount to the volume-weighted average price for the five trading days immediately preceding, but excluding, the applicable dividend or distribution date.

The foregoing description of the DRIP Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the DRIP Agreement, which is filed as Exhibit 99.1 and is also incorporated herein by reference.

Pursuant to the terms of the DRIP Agreement and the Mandatory DRIP, the Reporting Persons participated in the dividend reinvestment plan of the Issuer and had 100% of their cash dividends or distributions reinvested in shares of Class A Common Stock of the Issuer as follows on May 17, 2022:

Name of Reporting Person	Amount reinvested	Price per share	Number of shares (1)
APA Corporation	$13,298,477	$70.0451	189,856
Apache Midstream	$13,298,477	$70.0451	189,856

(1)	The number of shares does not reflect the two-for-one stock split of the Class A Common Stock, which was effected via a stock dividend on June 8, 2022.

Subsequently, pursuant to the terms of the DRIP Agreement and the Mandatory DRIP, the Reporting Persons participated in the dividend reinvestment plan of the Issuer and had 100% of their applicable cash dividends or distributions reinvested in shares of Class A Common Stock of the Issuer as follows on August 17, 2022:

Name of Reporting Person	Amount reinvested	Price per share	Number of shares
APA Corporation	$13,298,477	$37.3176	356,359
Apache Midstream	$13,298,477	$37.3176	356,359

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The response to Item 3 of this Amendment No. 4 is hereby incorporated by reference herein.

CUSIP No. 02215L209

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

Sections (a) and (b) of Item 5 are amended and restated as follows:

(a)

The Reporting Persons beneficially owned the following number of shares of Class A Common Stock, representing the following percentage ownership in the Issuer (see the footnotes to the cover pages hereto):

Name of Reporting Person	Number of Shares Beneficially Owned	Percentage Ownership in the Issuer
APA Corporation	18,785,587	46.0%
Apache Midstream	18,785,587	46.0%

(b)	As of the close of business on August 17, 2022, the number of shares of Class A Common Stock as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote;

(ii)	Shared power to vote or to direct the vote;

(iii)	Sole power to dispose or to direct the disposition; or

(iv)	Shared power to dispose or to direct the disposition.

Name of Reporting Person	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
APA Corporation	18,785,587	0	18,785,587	0
Apache Midstream	18,785,587	0	18,785,587	0

CUSIP No. 02215L209

Item 7.	Material to be filed as Exhibits

Exhibit Number	Description of Exhibits

Exhibit 99.1	Dividend and Distribution Reinvestment Agreement, dated as of February 22, 2022, by and among Kinetik Holdings Inc., Kinetik Holdings LP, APA Corporation, Apache Midstream LLC, Buzzard Midstream LLC, BCP Raptor Aggregator, LP, BX Permian Pipeline Aggregator LP, New BCP Raptor Holdco, LLC, each of the other parties set forth on the signature pages thereto, and each other person who later becomes party thereto in accordance with the terms thereof (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 28, 2022).

CUSIP No. 02215L209

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: August 18, 2022

APA CORPORATION

By:	/s/ Ben C. Rodgers
Name:	Ben C. Rodgers
Title:	Senior Vice President, Treasurer and Midstream and Marketing

APACHE MIDSTREAM LLC

By:	/s/ Ben C. Rodgers
Name:	Ben C. Rodgers
Title:	Senior Vice President and Treasurer